Exhibit G

October 16, 2009

The Princeton Review, Inc.

111 Speen Street

Framingham, MA 01701

Attention: Chief Executive Officer

Ladies and Gentlemen:

This letter agreement (together with the annexes attached hereto, this “Commitment Letter”) sets forth the commitment of Prides Capital Fund I LP (“Prides”), subject to the terms and conditions contained herein, to exchange certain equity interests of The Princeton Review, Inc., a Delaware corporation (the “Company”) for certain other equity interests of the Company. It is contemplated that, (i) pursuant to a Stock Purchase Agreement (the “Acquisition Agreement”) dated as of October 16, 2009, by and among the Company, Penn Foster Holdings LLC (the “Seller”), a Delaware limited liability company, Penn Foster Education Group, Inc. (“Target”), a Delaware corporation and certain members of the Seller as set forth therein, the Company shall acquire the Target (the “Acquisition”), and that (ii) pursuant to a stock purchase agreement (the “Purchase Agreement”) to be entered into by and among the Company, Bain Capital Venture Fund 2007, L.P. and affiliated funds (“BCV”), Falcon Strategic Partners III, LP (“Falcon”), Prides and other investors mutually acceptable to BCV and the Company (collectively, the “Investors”), the Investors will acquire the aggregate number of shares and type of preferred stock of the Company (the “New Preferred Stock”) set forth in the term sheet attached hereto as Annex A (the “Term Sheet”).

1. Commitment. Prides hereby commits, subject to the terms and conditions set forth in this Commitment Letter and Annex B attached hereto, that, at the closing of the Acquisition (such date, the “Closing Date”) it shall exchange its shares of the Company’s Series C Preferred Stock for New Preferred Stock (the “Commitment”). The purchase and sale of the New Preferred Stock shall be at the price and subject to the terms and conditions specified in this Commitment Letter and Annex A attached hereto.

2. Conditions. The Commitment shall be subject to the following conditions: (a) the negotiation, execution, and delivery of definitive agreements and documents that are reasonably acceptable to Prides and the Company, including the Purchase Agreement, an investor rights agreement and certificates of designations (collectively, the “Definitive Agreements”), relating to the issuance of the New Preferred Stock and other related matters (which will reflect the terms and conditions set forth in the Term Sheet), (b) satisfaction of the other conditions set forth on Annex B to this Commitment Letter, (c) receipt of all required governmental consents and approvals necessary in connection with the issuance of the New Preferred Stock, (d) the closing of the Acquisition on the terms and conditions of the Acquisition Agreement without amendment or waiver of any provision or condition thereof unless such amendment or waiver is not materially adverse to Prides or Prides consents to such amendment or waiver and (e) the prior or contemporaneous consummation of the debt and equity financings on the terms and conditions described in (i) the Commitment Letter (the “Senior Commitment”) between General Electric Capital Corporation (the “Senior Lender”) and the Company dated the date hereof, (ii) the Commitment Letter (the “Subordinated Commitment” and together with the Senior Commitment, the “Financing Commitments”) dated the date hereof between Sankaty Advisors, LLC and Falcon (the “Subordinated Lenders” and together with the Senior Lender, the “Lenders”) and the Company, and (iii) the Commitment Letter (the “BCV Commitment”) between BCV and the Company dated the date hereof, and otherwise on terms reasonably satisfactory to Prides, provided that any modification, change or amendment to the terms or conditions of the Financing Commitments or the BCV Commitment that is not materially adverse to Prides shall not constitute a failure to satisfy this condition. The Company hereby represents and warrants that it has provided Prides with correct and complete copies of the Financing Commitments with the Lenders referred to therein and the BCV Commitment.

3. Consents and Approvals. Subject to the satisfaction of the conditions contained in Section 2 above, Prides, in its capacity as a holder of shares of the Company’s Series C Convertible Preferred Stock, (a) hereby consents and approves, pursuant to Sections 7 and 9 of that certain Certificate of Designation of Series C Convertible Preferred Stock of the Company, each of the following transactions: (i) the Acquisition and each of the transactions contemplated by the Acquisition Agreement, (ii) each of the transactions contemplated by the Financing Commitments and (iii) each of the transactions contemplated by the BCV Commitment, and Prides hereby agrees to further memorialize such consents and approvals in any additional written consent document reasonably requested by the Company and (b) Prides hereby unconditionally waives, pursuant to Section 10 of that certain Investor Rights Agreement, dated as of July 23, 2007, by and among the Company and the Purchasers and Stockholders identified therein (the “IRA”), all rights to notice and any purchase rights set forth in Section 9 of the IRA in respect of (i) any of the transactions contemplated by the Financing Commitments and (ii) any of the transactions contemplated by the BCV Commitment, and Prides hereby agrees to further memorialize such waivers in any additional written waiver document reasonably requested by the Company.

4. Projections and Information. The Company hereby represents and warrants that to its knowledge (a) all information other than financial projections (collectively, “Projections”), financial estimates, forecasts, other forward-looking information and information of a general economic or general industry nature (which information has been or will be prepared in good faith) (the “Information”) that has been or will be made available to Prides by or on behalf of Target or any of its representatives in connection with the transactions contemplated hereby (supplemented as contemplated below), taken as a whole, is or will be, when furnished, complete and correct in all material respects and does not or will not, when furnished and when taken as a whole, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained therein not materially misleading in light of the circumstances under which such statements are made (after giving effect to all supplements thereto) and (b) the Projections, financial estimates, forecasts, other forward-looking information and information of a general economic or general industry nature that have been or will be made available to Prides by the Company or Target or any of their representatives in connection with

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the transactions contemplated hereby, have been or will be prepared in good faith and, in the case of the Projections, financial estimates, forecasts and other forward-looking information, are based upon assumptions that were believed to be reasonable at the time made and at the time the related Projections are made available to Prides (it being understood and agreed that Projections are not a guarantee of financial performance and actual results may differ from Projections and such differences may be material). The Company agrees that if at any time prior to the purchase of the New Preferred Stock, any of the representations in the preceding sentence would be materially incorrect if the Information and Projections were being furnished, and such representations were being made by the Company, at that time, then the Company will promptly notify Prides and will promptly supplement the Information and the Projections (to the extent the Information is reasonably available to the Company) so that such representations will be correct under those circumstances.

5. Reasonable Contact and Access to Information. From and after the date of execution of this Commitment Letter by the parties hereto and until the execution and delivery of the Definitive Agreements and through closing of the purchase of the New Preferred Stock, the Company shall provide Prides with reasonable contact (at times to be mutually agreed) between senior management, representatives, and advisors of the Company and Prides. In addition, Prides shall be provided with copies of any material information relating to the Company or the Target that is provided to the Lenders pursuant to the Financing Commitments or BCV pursuant to the BCV Commitment.

6. Indemnification; Expenses. The Company agrees (a) to indemnify and hold harmless Prides and its affiliates and their respective partners, stockholders, members, managers, officers, directors, employees, agents, advisors, controlling persons, and successors and assigns (each, an “Indemnified Person”) from and against any and all losses, claims, damages, liabilities and reasonable documented out-of-pocket expenses, joint or several, to which any such Indemnified Person may become subject arising out of or in connection with this Commitment Letter, the Acquisition, or any transaction contemplated hereby or thereby or any claim, litigation, investigation, or proceeding relating to any of the foregoing, regardless of whether any such Indemnified Person is a party thereto, and to reimburse each such Indemnified Person upon demand for any reasonable external legal or other out-of-pocket expenses incurred in connection with investigating or defending any of the foregoing, provided that the foregoing indemnity will not, as to any Indemnified Person, apply to losses, claims, damages, liabilities or related expenses to the extent they are found in the judgment of a court of competent jurisdiction to have resulted from the willful misconduct, bad faith, gross negligence or breach of obligations of such Indemnified Person, or any of its affiliates (it being understood that neither the Company nor Target shall not be deemed to be an affiliate for purposes herein) or controlling persons, or any of the officers, directors, or employees of the foregoing, or to the extent arising out of any disputes solely among Indemnified Persons and provided, further, that the Indemnified Persons shall be entitled to indemnification for the reasonable fees and expenses of only one counsel for all Indemnified Persons, and (b) to reimburse Prides from time to time, but no later than the Closing Date, for all reasonable out-of-pocket expenses, including but not limited to reasonable out-of-pocket expenses of Prides’s due diligence investigation, consultants’ fees, travel expenses and fees, disbursements and other charges of external legal counsel, in each case, incurred in

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connection with the preparation, negotiation and delivery of this Commitment Letter, the Definitive Agreements, or any other document entered into in connection with the consummation of the transactions contemplated herein and therein (regardless of whether the Acquisition or other transaction is consummated). Notwithstanding any other provision of this Commitment Letter, no party hereto shall be liable for any indirect, special, punitive or consequential damages in connection with the transactions contemplated herein or therein.

7. Absence of Fiduciary Relationship. The Company acknowledges and agrees that (a) no fiduciary, advisory, or agency relationship between the Company and Prides is intended to be or has been created in respect of any of the transactions contemplated by this Commitment Letter, irrespective of whether Prides has advised or is advising the Company on other matters, (b) Prides, on the one hand, and the Company, on the other hand, have an arm’s-length business relationship that does not directly or indirectly give rise to, nor does the Company rely on, any fiduciary duty on the part of Prides, (c) the Company is capable of evaluating and understanding, and the Company understands and accepts, the terms, risks, and conditions of the transactions contemplated by this Commitment Letter, (d) the Company has been advised that Prides is engaged in a broad range of transactions that may involve interests that differ from the Company’s interests and that Prides does not have any obligation to disclose such interests and transactions to the Company by virtue of any fiduciary, advisory or agency relationship, and (e) the Company waives, to the fullest extent permitted by law, any claims it may have against Prides for breach of fiduciary duty or alleged breach of fiduciary duty and agrees that Prides shall have no liability (whether direct or indirect) to the Company in respect of such a fiduciary duty claim or to any person asserting a fiduciary duty claim on behalf of or in right of the Company, including the Company’s stockholders, employees, or creditors. Additionally, the Company acknowledges and agrees that Prides is not advising the Company as to any legal, tax, investment, accounting, or regulatory matters in any jurisdiction. The Company shall consult with its own advisors concerning such matters and shall be responsible for making its own independent investigation and appraisal of the transactions contemplated herein, and Prides shall have no responsibility or liability to the Company with respect thereto. Any review by Prides of the Company,, the transactions contemplated herein, or other matters relating to such transactions will be performed solely for the benefit of Prides and shall not be on behalf of the Company or any of its affiliates.

8. Parties in Interest; No Third Party Beneficiaries. This Commitment Letter shall inure to the benefit of and be binding upon the Company and Prides. Except for the rights of Indemnitees set forth in Section 6 hereof, nothing in this letter agreement, express or implied, is intended to confer upon any Person other than the Company and Prides any rights or remedies under, or by reason of, this Commitment Letter or to confer upon any Person any rights or remedies against any Person other than the Company and Prides under or by reason of this Commitment Letter. This Commitment Letter may only be enforced by the Company and Prides. The Company’s creditors shall have no right to enforce this Commitment Letter or to cause the Company to enforce this Commitment Letter.

9. No Modification; Entire Agreement. This Commitment Letter may not be amended or otherwise modified without the prior written consent of the Company and Prides.

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This Commitment Letter constitutes the sole agreement, and supersedes all prior agreements, understandings and statements, written or oral, between Prides or any of its affiliates, on the one hand, and the Company or any of its affiliates, on the other, with respect to the transactions contemplated hereby.

10. Governing Law; Jurisdiction; Venue. This Commitment Letter, the rights and obligations of the parties and all actions arising in whole or part under or in connection herewith will be governed by and construed in accordance with the laws of the State of New York.

Each party to this Commitment Letter, by its execution hereof, (a) hereby irrevocably submits to the exclusive jurisdiction of the state courts of the State of New York or the United States District Court located in the Southern District of the State of New York, in each case located in the County of New York, for the purpose of any action between the parties arising in whole or in part under or in connection with this Commitment Letter and (b) hereby waives to the extent not prohibited by applicable law, and agrees not to assert, by way of motion, as a defense or otherwise, in any such action, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that any such action brought in one of the above-named courts should be dismissed on grounds of forum non conveniens, should be transferred or removed to any court other than one of the above-named courts, or should be stayed by reason of the pendency of some other proceeding in any other court other than one of the above-named courts, or that this Commitment Letter or the subject matter hereof or thereof may not be enforced in or by such court. Notwithstanding the previous sentence, a party may commence any action in a court other than the above-named courts solely for the purpose of enforcing an order or judgment issued by one of the above-named courts.

EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES THE RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING, CLAIM OR COUNTERCLAIM BROUGHT BY OR ON BEHALF OF ANY PARTY RELATED TO OR ARISING OUT OF THIS COMMITMENT LETTER.

11. Confidentiality. This Commitment Letter is delivered to the Company on the understanding that neither this Commitment Letter nor any of their terms or substance, shall be disclosed, directly or indirectly, to any other person except (a) to the Company’s affiliates, officers, directors, employees, attorneys, accountants and advisors on a confidential and need-to-know basis or (b) as required by applicable law or compulsory legal process (in which case the Company agrees, to the extent permitted by law, to inform Prides promptly thereof prior to such disclosure); provided that the Company may disclose this Commitment Letter and the contents hereof (i) to the Target and its officers, directors, employees, attorneys, accountants and advisors on a confidential and need-to-know basis, (ii) to the Lenders and their respective officers, directors, employees, attorneys, accountants and advisors on a confidential and need-to-know basis and (iii) to the Investors and their respective officers, directors, employees, attorneys, accountants and advisors on a confidential and need-to-know basis; provided further, Prides may file a report on Schedule 13D, on or after the execution of this Commitment Letter, announcing

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the execution of this Commitment, which report may include this Commitment Letter or a form of this Commitment Letter as an exhibit.

Notwithstanding anything herein to the contrary, any party to this Commitment Letter (and any employee, representative or other agent of such party) may disclose to any and all persons, without limitation of any kind, the tax treatment and tax structure of the transactions contemplated by this Commitment Letter and all materials of any kind (including opinions or other tax analyses) that are provided to it relating to such tax treatment and tax structure, except that (y) tax treatment and tax structure shall not include the identity of any existing or future party (or any affiliate of such party) to this Commitment Letter, and (z) no party shall disclose any information relating to such tax treatment and tax structure to the extent nondisclosure is necessary in order to comply with applicable securities laws. For this purpose, the tax treatment of the transactions contemplated by this Commitment Letter is the purported or claimed U.S. Federal income tax treatment of such transactions and the tax structure of such transactions is any fact that may be relevant to understanding the purported or claimed U.S. Federal income tax treatment of such transactions.

12. Acceptance and Termination. If the foregoing correctly sets forth Prides’s agreement with the Company, please indicate the Company’s acceptance of the terms of this Commitment Letter by returning to Prides executed counterparts hereof not later than 5:00 p.m., New York City time, on October 18, 2009. Prides’s offer hereunder will expire automatically and without further action or notice and without further obligation to the Company, the Company, or any of their respective affiliates, at such time if Prides has not received such executed counterparts in accordance with the immediately preceding sentence. This Commitment Letter will become a binding commitment on Prides only after it has been duly executed and delivered by the Company in accordance with the first sentence of this Section 12. Upon the earlier of (a) the termination of the Acquisition Agreement, (b) in the event that the closing of the Acquisition does not occur on or before 5:00 p.m., New York City time, on December 31, 2009 (the “Termination Date”) or (c) the Company commits to sell additional shares of New Preferred Stock such that Prides, after giving effect to the transactions contemplated herein, will hold less than 15% of the New Preferred Stock, then this Commitment Letter and Prides’s commitment hereunder shall automatically terminate without further action or notice and without further obligation to the Company, the Target, or any of their respective affiliates or other Person unless Prides shall, in its sole discretion, agree to an extension.

13. No Assignment; Miscellaneous. The rights evidenced by this letter shall not be assignable by the Company, without Prides’s prior written consent, and the granting of such consent in a given instance shall be solely in the discretion of Prides and, if granted, shall not constitute a waiver of this requirement as to any subsequent assignment. Any purported assignment of such rights in contravention of this Section 13 shall be void. Section headings used herein are for convenience of reference only, are not part of this Commitment Letter and are not to affect the construction of, or to be taken into consideration in interpreting, this Commitment Letter. Sections 6, 7, 8, 9, 10, 11 and 13 of this Commitment Letter shall remain in full force and effect regardless of whether the Definitive Agreements shall be executed and delivered (unless and to the extent the Definitive Agreements provide that such provisions are

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superseded) and notwithstanding the termination or expiration of this Commitment Letter or Prides’s commitment hereunder. This Commitment Letter may be executed in any number of counterparts, each of which shall be an original and all of which, when taken together, shall constitute one agreement. Delivery of an executed counterpart of a signature page of this Commitment Letter by facsimile or electronic transmission shall be as effective as delivery of a manually executed counterpart thereof.

[The remainder of this page has been intentionally left blank.]

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Sincerely,

PRIDES CAPITAL FUND I LP
By:	Prides Capital Partners, L.L.C., its general partner

By:	/S/ KEVIN A. RICHARDSON
Name:	Kevin A. Richardson, II
Title:	Managing Member

Agreed to and accepted:

The Princeton Review, Inc.

By:	/S/ STEPHEN C. RICHARDS
Name:	Stephen C. Richards
Title:	Chief Operating Officer

[Commitment Letter Signature Page]

ANNEX A

(Term Sheet)

THE PRINCETON REVIEW

TERM SHEET PROPOSAL

FOR

NON-CONVERTIBLE SERIES E PREFERRED STOCK

Issuer:	The Princeton Review (the "Company").

Offering Size:	At least $84 million and up to $94 million, at least $30 million and up to $40 million to be issued in consideration of at least $30 million and up to $40 million of new capital and $54 million to be issued in consideration of all of the Company’s Series C Convertible Preferred Stock (original offering of $60 million with a current accrued value of approximately $68.8 million).

Type of Security:	At least $84 million and up to $94 million of Series E Non-Convertible Preferred Stock (the “Series E Preferred Stock”). Upon receipt of shareholder approval as described in “Special Series E Conversion” below, the Series E Preferred Stock will be convertible into the Company’s Series D Convertible Preferred Stock (the "Series D Preferred Stock" and together with the Series E Preferred Stock, the “New Preferred Stock”).

Purchasers:	At least $30 million and up to $40 million in new capital to be provided by Bain Capital Venture Fund 2007, L.P. and affiliated funds (“Bain Capital”) and one or more investors mutually acceptable to Bain Capital and the Company, including $12.5 million to be allocated to Falcon Strategic Partners III, LP. At closing, the Company’s Series C Convertible Preferred Stock will convert into a number of shares of Series E Preferred Stock determined by dividing (i) $54 million by (ii) the Original Purchase Price of the Series E Preferred Stock.

Original Purchase Price (per share):	The Original Purchase Price of the New Preferred Stock will be equal to $4.75 per share.

Liquidation:

Upon any actual liquidation, dissolution or winding up of the Company, whether voluntary or involuntary (a “Liquidation Event”), the holders of New Preferred Stock shall be entitled to receive out of the assets of the Company available for distribution to its stockholders, on a preferred basis prior and in preference to any distribution to the holders of any common or other preferred stock of the Company: (a) an amount of cash per share of Series D Preferred

Stock equal to the greater of (i) the Original Purchase Price plus accrued and unpaid dividends and (ii) the amount that would be paid in respect of a share of Series D Preferred Stock if such shares had been converted into shares of common stock immediately prior to such Liquidation Event and (b) an amount of cash per share of Series E Preferred Stock equal to the greater of (i) the Original Purchase Price plus the accrued and unpaid dividends that would have accrued thereon if the dividend rate was 8% for the first year and 12% thereafter for all periods prior to such Liquidation Event and (ii) the amount that would be paid in respect of a share of Series E Preferred Stock if the shares of Series E Preferred Stock had converted into the number of shares of common stock into which it would then be deemed to be convertible immediately prior to such Liquidation Event.

Dividends:	Dividends on the Series D Preferred Stock will accrue and be cumulative at the per annum rate of 8% per year, compounded annually, whether or not declared until the fifth anniversary of the issuance of the Series E Preferred Stock, and such dividends will not be paid in cash except in connection with a Liquidation Event, Change of Control or Redemption. Dividends on the Series E Preferred Stock will accrue and be cumulative at the per annum rate of 8% per year for the first year and 16% per year thereafter, compounded annually, whether or not declared, and such dividends will not be paid in cash except in connection with a Liquidation Event, Change of Control or Redemption. The holders of the Series D Preferred Stock shall be entitled to participate on an as converted basis in any dividends payable on the common stock. The holders of the Series E Preferred Stock shall be entitled to participate on a deemed as converted basis in any dividends payable on the common stock.

Rate of Conversion:

The number of shares of common stock into which each share of Series D Preferred Stock may be converted will be determined by dividing (i) the sum of (a) the Original Purchase Price plus (b) all accrued and unpaid dividends by (ii) the Conversion Price. The initial “Series D Conversion Price” equals the Original Purchase Price. The number of shares of common stock into which each share of Series E Preferred Stock will be deemed to be convertible into for all purposes hereunder will be determined by dividing (i) the sum of (a) the Original Purchase Price plus (b) all accrued and unpaid dividends by (ii) the Conversion Price. The initial “Series E Conversion Price” equals the Original Purchase Price. In the event of a Change of Control prior to five years after the closing of this transaction, accrued and unpaid dividends will include all dividends that would have accrued on the New Preferred Stock, through five years after the closing of the sale of the Series E Preferred Stock. The Series D Conversion Price and the Series E Conversion Price will be subject to the same adjustments as provided for in the Company’s Series C Convertible Preferred Stock.

Series D Conversion:	Each holder of the Series D Preferred Stock will have the right at any time to convert the shares of Series D Preferred Stock into shares of common stock.

Series E Redemption for Common Stock Value:	At any time and from time to time following the second anniversary of the issuance of the Series E Preferred Stock, upon the request of any holders of at least 10% of the Series E Preferred Stock, the Company will provide notice of such request to each other holder and redeem all or any portion of each holders’ Series E Preferred Stock as each holder may request at a price per share equal to the then fair market value of the number of shares of company common stock into which such share is then deemed to be convertible as described under “Rate of Conversion” above, provided that (i) in no event will the Company be required to redeem more than 15% of the Series E Preferred Stock originally issued in any twelve month period and (ii) the Company will not be obligated to make any such redemption if, subject to “Financing of Redemption Payments” below, the Company is then prohibited from making such redemption pursuant to financing arrangements entered into at the Closing (as the same may be amended, supplemented or otherwise modified from time to time) or by the terms of any financing arrangements consummated to extend, renew or refinance any such financing arrangements (collectively, “Senior Financing Arrangements”). Any partial redemption of less than all of the shares requested to be redeemed will be made pro rata among all requesting holders based on their relative ownership).

Redemption Rights:

Holders of at least ten percent of the New Preferred Stock may elect on or after (i) the earlier of the seventh anniversary of the closing of the issuance of the Series E Preferred Stock or a change of control to have the Company redeem for cash all the then outstanding shares of the Series E Preferred Stock owned by such electing holders at the greater of (x) the Original Purchase Price of such shares plus accrued and unpaid dividends that would have accrued thereon if the dividend rate was 8% for the first year and 12% thereafter for all periods prior to such redemption and (y) the then fair market value of the number of shares of Company common stock into which such shares are then deemed to be convertible as described under “Rate of Conversion” above and (ii) the earlier of the eighth anniversary of the closing of the issuance of the Series E Preferred Stock or a change of control to have the Company redeem for cash all the then outstanding shares of the Series D Preferred Stock owned by such electing holders at the Original Purchase Price plus accrued and unpaid dividends on such shares.

Company Redemption:	Subject to the holder's right to first convert to common stock, if for a period of 30 consecutive trading days the Company's common stock has traded at or above 300% of the Original Purchase Price, the New Preferred Stock may be redeemed by the Company in whole at any time after the fifth anniversary of the closing of the issuance of the Series E Preferred Stock at a price, payable in cash, equal to (i) in the case of the Series D Preferred Stock, the sum of the Original Purchase Price plus accrued and unpaid dividends and (ii) in the case of the Series E Preferred Stock, the greater of (a) the sum of the Original Purchase Price plus accrued and unpaid dividends that would have accrued thereon if the dividend rate was 8% for the first year and 12% thereafter for all periods prior to such redemption and (b) the then fair market value of the number of shares of company common stock into which such share is then deemed to be convertible as described under “Rate of Conversion” above.

Special Series E Conversion:

Upon the receipt of any shareholder approval required by Nasdaq obtained within twelve months of the issuance of the Series E Preferred Stock (including approval of the issuance involving 20% or more of the Company's common stock and of the issuance of 20% or more of the voting power to any one holder of Series D Preferred Stock), each share of Series E Preferred Stock will automatically be converted into a number of shares of Series D Preferred Stock determined by dividing the Original Purchase Price of the Series E Preferred Stock plus all accrued and unpaid dividends thereon by the Original Purchase Price of the Series D Preferred Stock. Upon any such shareholder approval obtained after twelve months of the issuance of the Series E Preferred Stock, (i) any holder of Series E Preferred Stock may elect to convert shares of Series E Preferred Stock held by such holder into a number of shares of Series D Preferred Stock determined by dividing the Original Purchase Price of the Series E Preferred Stock plus all accrued and unpaid dividends thereon by the Original Purchase Price of the Series D

Preferred Stock and (ii) upon the vote of the holders of a majority of the Series E Preferred Stock, each share of Series E Preferred Stock will automatically convert into a number of shares of Series D Preferred Stock determined by dividing the Original Purchase Price of the Series E Preferred Stock plus all accrued and unpaid dividends thereon by the Original Purchase Price of the Series D Preferred Stock.

Financing of Redemption Payments:	The Company will use commercially reasonable efforts to obtain the necessary capital to obtain funds for any redemption of the Series E Preferred Stock described above, including without limitation through the sale of its common stock, provided, however, that in no event shall the Company be required to effectuate any recapitalization or similar capital restructuring in connection with any such redemption. If prohibited by the terms of any Senior Financing Arrangements, the Company will use commercially reasonable efforts to cause the parties to such Senior Financing Arrangements to agree that the Company may make such redemptions. For the avoidance of doubt, nothing contained herein shall prohibit the Company from obtaining capital (subject to compliance with preemptive rights and protective covenants, as applicable), including without limitation through the sale of its common stock, for any purpose as permitted under Senior Financing Arrangements, including without limitation during any period in which holders of the Series E Preferred Stock have requested a redemption but the Company is then prohibited from doing so by the terms of any Senior Financing Arrangements.

Registration Rights:	Purchasers of New Preferred Stock will receive customary demand and piggyback registration rights consistent with the holders of the Series C Convertible Preferred Stock; provided that, the right to exercise a demand registration may be exercised at any time by a holder holding at least 12.5% of the New Preferred Stock.

Pre-Emptive Rights:

If the Company proposes to offer any equity securities, securities convertible into equity securities, or options or warrants therefor, the holders of New Preferred Stock shall have the right to purchase their pro rata portion of such securities (based on total ownership) calculated on an as converted (including a deemed as converted) basis. These rights will be consistent with the rights of the holders of the Series C Convertible Preferred Stock and will not apply to issuances: (i) to employees, directors or consultants of the Company pursuant to the Company's stock option plans; (ii) upon the exercise of options, warrants or convertible securities; or (iii) in connection with permitted business acquisitions, mergers or strategic partnerships.

Reporting Requirements:	The Company shall make available to each investor that holds New Preferred Stock representing at least 5% of the issued and outstanding shares of common stock of the Company on an as-converted or deemed as converted basis, (i) within the time periods required by applicable law and regulations, such information as the Company is required to file or furnish to the SEC, (ii) such information as it furnishes to its other shareholders and (iii) such information as it furnishes to its board of directors and committee members, and shall permit each such investor customary visitation and inspection rights.

Voting:	The Series D Preferred Stock will vote together with the holders of any existing preferred stock and the common stock on an as converted basis. The Series E Preferred Stock will not have any voting rights except as provided under the section “Protective Covenants” below.

Protective Covenants:	Consent of holders of a majority of the outstanding shares of New Preferred Stock voting together on an as-converted and deemed as-converted basis will be needed to approve those matters now subject to the approval of the Series C Convertible Preferred Stock. In addition the New Preferred Stock will include the other supermajority voting provisions included in the terms of the Series C Convertible Preferred Stock (including, but not limited to, consent rights of Prides Capital Fund I LP (together with its affiliates, “Prides Capital”) on any transaction by and between the Company and Bain Capital, its affiliates or any of their respective transferees that become affiliates of the Company, or any senior management of the Company).

Board Seats:	Bain Capital shall be entitled to elect two representatives to the Company’s board of directors, who shall be reimbursed for costs and expenses incurred in attending board meetings.

Observer Rights:	Prides Capital and Bain Capital will continue to have the right to appoint one observer (between them) to the Company’s board of directors and committees in connection with their ownership of the New Preferred Stock consistent with the terms (including information and reimbursement) currently provided in the purchase agreement relating to the Company’s Series C Convertible Preferred Stock.

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So long as Auda International LP (“Auda”) and its affiliates collectively own at least ten percent (10%) of the number of shares of New Preferred Stock originally purchased by Auda, the Company will provide Auda the right to appoint one Board observer.

In the event that Falcon Strategic Partners III, LP (“Falcon”) is not otherwise permitted to appoint a Board observer, pursuant to the terms of the Senior Financing Arrangements or otherwise, and so long as Falcon and its affiliates collectively own at least ten percent (10%) of the number of shares of New Preferred Stock originally purchased by Falcon, the Company will provide Falcon the right to appoint one Board observer.

Restrictions on Transfers:	The New Preferred Stock will have the same restrictions on transfers as the Company’s Series C Convertible Preferred Stock; provided that any waiver of restrictions on transfers (including tag-along rights) shall require the consent of holders of 75% of the New Preferred Stock, with such supermajority to include Prides Capital.

Transaction Fee:	The Company will pay Bain Capital a $600k transaction fee.

Drafting:	The transaction documents will be drafted by Ropes & Gray. The transaction documents will be substantially the same as the transaction documents for the Series C Convertible Preferred Stock, except as otherwise provided herein.

ANNEX B

(Conditions)

The Commitment shall be subject to the following additional conditions precedent (all capitalized terms used but not defined herein have the meanings given to them in the Commitment Letter to which this Annex B is attached):

(a) Company Performance. The Company shall have performed and complied in all material respects with all agreements, obligations and conditions contained in the Purchase Agreement that are required to be performed or complied with it on or before the Closing.

(b) No Stockholder Approval Required. No approval on the part of the stockholders of the Company shall be required in connection with the execution and delivery by the Company of the Definitive Agreements and the consummation of the transactions contemplated thereby, other than any such approvals that shall have been obtained or waived. No shares of common stock shall be issued by the Company in connection with the Acquisition without obtaining stockholder approval of such issuance, unless such stockholder approval shall not be required pursuant to the rules of the NASDAQ Global Market.

(c) Closing Documents. The Investors shall have received customary legal opinions, customary evidence of authority, good standing certificates, corporate documents and closing certificates.

(d) Charter Documents. Charter documents establishing the rights and preferences of the New Preferred Stock shall have been duly authorized and approved by the Company, and filed with the Secretary of State of Delaware.

(e) Material Adverse Change. Since July 31, 2009 (with respect to the Target and its subsidiaries), and since August 31, 2009 (with respect to the Company and its subsidiaries), no events, circumstances or developments shall have occurred that, in the aggregate, would cause a material adverse change on the business, assets, liabilities, operations, results of operations or financial condition of the Company, Target, or any of their subsidiaries, taken as a whole, other than any change or effect that results or arises from or relates to (i) (w) changes in economic, regulatory or political conditions, financial, securities or other market conditions or prevailing interest rates, (x) acts of war, declared or undeclared, armed hostilities or acts of terrorism, (y) changes in the industry in which the Company, Target or any of their subsidiaries operates or (z) changes in (including changes in interpretation or application of) laws, regulations or accounting standards, principles or interpretations, to the extent, in the cases of clauses (w), (x), (y) and (z), such changes or acts do not disproportionately affect the Company, Target or their subsidiaries, relative to other entities in the Company’s, Target’s or any of their subsidiaries’ industry, (ii) seasonal variations in the Company’s, Target’s or any of their subsidiaries’ business or (iii) the announcement of the Acquisition or the performance of obligations under the Acquisition Agreement, the Financing Commitments or the Definitive Agreements; provided, that in no event shall the mere failure of the Company, the Target or any of their subsidiaries to meet budgeted or projected revenues or earnings constitute, in and of itself, a material adverse change.